Exhibit 99.2

EXECUTION COPY

REED ELSEVIER CAPITAL INC.

$450,000,000 4.625% Notes Due 2012

$250,000,000 Floating Rate Notes Due 2010

Jointly and Severally Guaranteed by

REED ELSEVIER PLC
and REED ELSEVIER NV

UNDERWRITING AGREEMENT

June 7, 2005

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
As Representatives of the several Underwriters
     named in Schedule 1
c/o Citigroup Global Markets Inc.
390 Greenwich St., 4th Floor
New York, New York 10013

Dear Ladies and Gentlemen:

     Each of Reed Elsevier Capital Inc., a Delaware corporation (the “Issuer”), Reed Elsevier PLC, a public limited company organized under the laws of England (“Reed Elsevier PLC”), and Reed Elsevier NV, a public company incorporated in The Netherlands with limited liability (“Reed Elsevier NV” and, together with Reed Elsevier PLC, the “Guarantors”) confirms its agreement with each Underwriter named in Schedule 1 hereto (the “Underwriters”) with respect to the issuance and sale by the Issuer from the date hereof of $450,000,000 in principal amount of the Issuer’s 4.625% Notes due 2012 (the “Fixed Rate Notes”) and $250,000,000 in principal amount of the Issuer’s floating rate Notes due 2010 (the “Floating Rate Notes”, and together with the Fixed Rate Notes, the “Notes”). The Notes will be jointly and severally guaranteed (the “Guarantees”) by the Guarantors.

     The Notes will be issued under the Indenture, dated as of May 9, 1995, among the Issuer, the Guarantors and JPMorgan Chase Bank, N.A., (formerly The Chase Manhattan Bank, N.A.), as trustee (the “Trustee”) (as amended and supplemented, the “Indenture”).

     As used herein, the term “Reed Elsevier” means, collectively, the separate legal entities Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, a public limited company incorporated in England, Elsevier Reed Finance BV, a private limited company organized under the laws of The Netherlands, and their respective subsidiaries.

SECTION 1. REPRESENTATIONS AND WARRANTIES.

     The Issuer, and each Guarantor (jointly and severally on behalf of each other and on behalf of the Issuer), represents and warrants to each Underwriter as of the date hereof and as of the Closing Date (as defined herein) as follows:

     (a) General. Registration statements on Form F-3 (File Nos. 333-6710-02 and 333-13188-02) with respect to the Notes and Guarantees have been filed by the Issuer and the Guarantors with the Securities and Exchange Commission (the “Commission”) and have become effective under the Securities Act of 1933, as amended (the “Act”). The Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). As used in this Agreement, (i) “Registration Statement” means Registration Statement No. 333-6710-02 and Registration Statement No. 333-13188-02, as applicable, when each became effective under the Act, and as from time to time amended or supplemented thereafter (or if any post-effective amendment to either Registration Statement has been filed with the Commission prior to the execution and delivery of this Agreement, then the time the most recent such amendment has been declared effective by the Commission); (ii) “Basic Prospectus” means the prospectus (together with all documents incorporated therein by reference) dated June 7, 2005 relating to Registration Statement No. 333-13188-02; (iii) “Supplemental Prospectus” means the prospectus supplement (together with all documents incorporated therein by reference) dated June 7, 2005, relating to the Notes, and to Registration Statement
No. 333-13188-02 and (iv) “Prospectus” means the Basic Prospectus and the Supplemental Prospectus relating to the Notes and Guarantees, as filed with the Commission pursuant to paragraph (b) of Rule 424 of the rules and regulations of the Commission under the Act (the “Rules and Regulations”). Reference made herein to the Prospectus as amended or supplemented shall include, without limitation, any prospectus filed with the Commission pursuant to Rule 424 of the Rules and Regulations which amends or supplements the Prospectus. Reference made herein to the Registration Statements or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Item 6 of Form F-3 under which they were filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of the Registration Statements or Prospectus, as the case may be. Copies of each Registration Statement and any amendments thereto have been delivered by the Issuer to you as the representatives (the “Representatives”) of the Underwriters. The Commission has not issued any order preventing or suspending the use of the Prospectus.

     (b) Registration Statements, Prospectus and Indenture: Contents. Each Registration Statement and each Prospectus conforms, and any further amendments or supplements to the Registration Statements or the Prospectus, when they become effective or are filed with the Commission, as the case may be, will conform in all respects to the requirements of the Act, the Exchange Act, the Trust Indenture Act, and the rules and regulations of the Commission under such Acts, and the documents incorporated by reference in the Prospectus will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder; the Indenture, including any amendments and supplements thereto, conforms with the requirements of the Trust Indenture Act and the rules and regulations of the Commission thereunder; and each Registration Statement and each Prospectus do not, and will not as of the Closing Date (as defined herein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Issuer and the Guarantors make no representation or warranty as to information contained in or omitted from each Registration Statement or any Prospectus in reliance upon and in conformity with written information furnished to the Issuer and the Guarantors by the Underwriters through the Representatives specifically for inclusion therein or to any statements in or omissions from the statement of eligibility and qualification on Form T-1 of the Trustee under the Trust Indenture Act (the “Form T-1”).

     (c) Due Incorporation. Each of the Issuer, the Guarantors and the Principal Companies is a duly incorporated and validly existing corporation under the laws of its jurisdiction of incorporation, in each case with corporate power and authority necessary to own or hold its respective properties and to conduct the business in which it is engaged as described in the Prospectus. The term “Principal Company” shall mean any of the companies listed on Schedule 2 hereto.

     (d) Ownership of Issuer. All of the issued ordinary shares of the Issuer have been duly authorized and validly issued and are fully paid and all of such shares are beneficially owned directly or indirectly by the Guarantors.

     (e) Validity of Agreement. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver this Agreement and perform its obligations hereunder, and this Agreement has been duly authorized, executed and delivered by the Issuer and the Guarantors and constitutes a valid and binding agreement of each of the Issuer and the Guarantors, respectively, enforceable in accordance with its terms, except as (i) rights to indemnity and contribution hereunder may be limited under applicable law, (ii) the enforceability hereof may be limited by bankruptcy, fraudulent conveyance, insolvency or other similar laws affecting creditors’ rights generally and (iii) the availability of equitable remedies may be limited by equitable principles of general applicability.

     (f) Validity of Indenture. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver the Indenture and perform its obligations thereunder and the Indenture has been duly authorized by each of the Issuer and the Guarantors, has been duly qualified under the Trust Indenture Act and has been executed and delivered by each of the Issuer and the Guarantors and constitutes a valid and binding agreement of the Issuer and the Guarantors, enforceable in accordance with its terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.

     (g) Validity of Notes and Guarantees. The Issuer has corporate power and authority necessary to execute and deliver the Notes and perform its obligations thereunder and the Notes have been duly authorized and, when executed and authenticated as provided in the Indenture and issued and delivered against payment therefor as provided in this Agreement, will constitute valid and binding obligations of the Issuer, entitled to the benefit of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability; and each Guarantor has corporate power and authority necessary to execute and deliver the Guarantees and perform its obligations thereunder and the Guarantees have been duly authorized and, upon execution, authentication, issuance and delivery of, and payment for the Notes with the Guarantees endorsed thereon as provided in the Indenture and in this Agreement, such Guarantees will be duly executed and delivered and will constitute valid and binding obligations of such Guarantor, entitled to the benefits of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.

     (h) Status of Notes. The Notes will, when duly executed, authenticated and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Notes, unsecured obligations of the Issuer and will rank pari passu among themselves at least equally with all other unsecured and unsubordinated indebtedness of the Issuer, whether now or hereafter outstanding and the Guarantees will, when duly executed and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Guarantees, unsecured obligations of each Guarantor and will rank pari passu among themselves and at least equally with all other unsecured and unsubordinated indebtedness of such Guarantor, whether now or hereafter outstanding, except, in each case with respect to (x) obligations in respect of national and local taxes, and (y) other obligations given priority by mandatory provisions of law.

     (i) No Conflicts. The execution, delivery and performance of this Agreement and the Indenture, the issuance, authentication, sale and delivery of the Notes, the issuance of the Guarantees and the endorsement thereof on the Notes and the compliance by the Issuer and the Guarantors with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach under any agreement or instrument to which any of the Issuer, the Guarantors, Reed Elsevier Group plc, Elsevier Reed Finance BV, or any of their subsidiaries is a party or by which it is bound that is material to Reed Elsevier taken as a whole, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-Laws of the Issuer, the Memorandum and Articles of Association of Reed Elsevier PLC or the Articles of Association of Reed Elsevier NV or any statute or any order, filing, rule or regulation of any court or governmental agency or regulatory body having jurisdiction over the Issuer or either Guarantor or any of the Principal Companies.

     (j) No Consents. No consent, approval, authorization or order of, or filing or registration or qualification with, or notification to, any court or governmental agency or body having jurisdiction over the Issuer or either Guarantor or any of its or their respective subsidiaries or any of its or their properties or assets is required for the execution, delivery and performance of this Agreement and the Indenture and the consummation of the transactions contemplated hereby and thereby by the Issuer and the Guarantors, including the issuance, authentication, sale and delivery of the Notes, and the issuance of the Guarantees and the endorsement thereof on the Notes, and in each such case compliance with the respective terms thereof, except (i) the registration of the Notes and Guarantees under the Act, (ii) such consents, approvals, authorizations, registrations or qualifications as may be required under the Trust Indenture Act, applicable United States state securities, Blue Sky or similar laws in connection with the purchase and distribution of the Notes by the Underwriters and (iii) such consents, approvals, authorizations, orders, filings, registrations, qualifications or notifications as shall have been obtained or made, as the case may be, prior to, and which will be in full force and effect on and as of, the Closing Date (as defined herein) or, if not so obtained or made or in full force and effect, as the case may be, would not (x) affect the validity, binding effect or enforceability of the Notes, the Indenture, this Agreement or the Guarantees or (y) (individually or in the aggregate) materially and adversely affect the condition (financial or otherwise) of the Issuer, the Guarantors, Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, taken as a whole, or impair the Issuer’s or the Guarantors’ ability to perform its or their obligations under the Notes, the Indenture, this Agreement or the Guarantees.

     (k) Investment Company. Neither the Issuer nor either Guarantor is an “investment company” as defined in the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), and the offer and sale of the Notes and the Guarantees in the United States will not subject the Issuer or either Guarantor to registration under, or result in a violation of, the Investment Company Act.

     (l) Description. The Notes, the Indenture and the Guarantees conform in all material respects to the descriptions thereof contained in the Prospectus.

     (m) Tax. No stamp duty, stock exchange tax, securities transaction tax, value-added tax or any other tax or duty is payable in the U.S., United Kingdom or The Netherlands with respect to the authorization, issuance, sale and delivery of the Notes by the Issuer or the Guarantees by either Guarantor, respectively, in the manner contemplated in this Agreement.

     (n) Material Change. Since the respective dates as of which information is given in the Prospectus, there has not been any material adverse change in, or any adverse development which materially affects, the condition (financial or otherwise) results of operations, business or properties of Reed Elsevier, taken as a whole, in each case other than as set forth or contemplated in the Prospectus.

     (o) Financial Statements. The audited financial statements incorporated by reference in the Prospectus present and will present fairly in all material respects, as of the Closing Date (as defined herein), the financial condition, results of operations, changes in shareholders’ equity and cash flows of the entities referred to therein in conformity with generally accepted accounting principles in the United Kingdom as in effect as of the date of such audited financial information, at the dates and for the periods indicated, and have been, and will be as of the Closing Date (as defined herein), prepared in conformity with generally accepted accounting principles in the United Kingdom as in effect as of the date of such audited financial information applied on a consistent basis throughout the period or periods involved. The unaudited interim financial statements if any, and the related notes, incorporated by reference in the Prospectus present and will present fairly in all material respects at the Closing Date (as defined herein) the financial condition and results of operations of the entities referred to therein at the dates and for the periods indicated in conformity with generally accepted accounting principles in the United Kingdom as in effect as of the date of such unaudited financial information (except for the absence of notes) applied on a consistent basis throughout the periods shown, subject to normally recurring changes resulting from year-end adjustments.

     (p) Auditors. The auditors who have certified the financial statements and issued the reports included in the Prospectus are independent public accountants certified by the Public Company Accounting Oversight Board as required by the Act and Rules and Regulations.

     (q) Legal Proceedings. Except as disclosed in the Prospectus, there are no legal or governmental proceedings pending against the Issuer, either Guarantor, Reed Elsevier Group plc, Elsevier Reed Finance BV or any of their respective subsidiaries (as defined in Rule 405 of the Rules and Regulations, and hereafter called “Subsidiaries”) (i) which are required to be described in the Prospectus or (ii) the ultimate resolution of which is expected by the Issuer or either Guarantor to have a material adverse effect on the condition (financial or otherwise), results of operations, business or properties of Reed Elsevier, and, to the best of the knowledge of the Issuer and the Guarantors, no such proceedings are threatened.

     (r) No Defaults. None of the Issuer, the Guarantors, Reed Elsevier Group plc, Elsevier Reed Finance BV nor any of their respective Subsidiaries is in violation of its corporate charter or by-laws or in default under any agreement, indenture or instrument, the effect of which violation or default would be material to Reed Elsevier.

     (s) Rating. The Notes have been rated by a “nationally recognized statistical rating organization” (as that term is defined for purposes of Rule 436(g)(2) under the Act), including one or both of Moody’s Investor Services, Inc. and Standard & Poor’s Corporation.

     (t) Doing Business with Cuba. The Issuer confirms as of the date hereof, and each acceptance by the Issuer of an offer to purchase Notes will be deemed to be an affirmation, that the Issuer is in compliance with all provisions of Section 1 of Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing Business with Cuba, and the Issuer further agrees that if it commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the latest Registration Statement becomes or has become effective with the Commission or with the Florida Department of Banking and Finance (the “Department”), whichever date is later, or if the information reported in the Prospectus, if any, concerning the Issuer’s business with Cuba or with any person or affiliate located in Cuba changes in any material way, the Issuer will provide the Department notice of such business or change, as appropriate, in a form acceptable to the Department.

     (u) Sarbanes-Oxley Compliance. The Issuer and the Guarantors have complied with the currently applicable provisions of the Sarbanes-Oxley Act of 2002, and to their knowledge, the Issuer’s or Guarantors’ directors or officers, in their capacities as such, have complied with the currently applicable provision of the Sarbanes-Oxley Act of 2002.

     (v) True and Complete Documents. The certificates delivered pursuant to paragraphs (j) and (k) of Section 6 hereof and all other documents delivered by the Issuer and the Guarantors or their representatives in connection with the issuance and sale of the Notes were on the dates on which they were delivered, or will be on the dates on which they are to be delivered, true and complete in all material respects.

     (w) Exhibits. There are no contracts or other documents which are required to be described in the Prospectus or filed as exhibits to either Registration Statement by the Act or by the Rules and Regulations which have not been described in the Prospectus or filed as exhibits to such Registration Statement or incorporated therein by reference as permitted by the Act or by the Rules and Regulations or the rules and regulations of the Commission under the Exchange Act, as the case may be.

     (x) Documents Incorporated By Reference. The documents incorporated by reference into any Prospectus have been, and will be as of the Closing Date, prepared in conformity with the applicable requirements of the Act and the Rules and Regulations and the Exchange Act and the rules and regulations of the Commission thereunder, and none of such documents contained, or will contain as of the Closing Date, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such documents have been, or will be, as of the Closing Date, timely filed as required thereby.

     (y) Form F-3. The conditions for use of Form F-3 by the Issuer for each Registration Statement, as set forth in the General Instructions thereto, have been satisfied, and each of the Guarantors is a “foreign private issuer” (as defined in Rule 405 of the Rules and Regulations).

     (z) Tax Residency of the Issuer. The Issuer is not resident in the United Kingdom for tax purposes and has no branch, business establishment or other fixed or permanent establishment in the United Kingdom, and, except to the extent, if any, specifically envisaged by the transactions contemplated in this Agreement, interest will not be payable out of any branch, business establishment or other fixed or permanent establishment of the Issuer or any other property in the United Kingdom or out of any source of income in the United Kingdom and the Notes are not secured on any property situated in the United Kingdom.

     (aa) Tax Residency of Reed Elsevier PLC. Reed Elsevier PLC is solely resident in the United Kingdom for United Kingdom tax purposes and has no branch, business establishment or other fixed or permanent establishment outside the United Kingdom.

SECTION 2. COVENANTS OF THE ISSUER AND THE GUARANTORS.

     The Issuer and each of the Guarantors covenants and agrees:

     (a) Delivery of Signed Registration Statements. To furnish promptly to the Representatives and their counsel one signed copy of each Registration Statement as originally filed and each amendment or supplement thereto including all consents and exhibits filed therewith.

     (b) Delivery of Other Documents. To deliver promptly to the Representatives, and in such number as they may reasonably request, each of the following documents: (i) conformed copies of each Registration Statement and each amendment thereto, (ii) the Basic Prospectus, (iii) each Prospectus and (iv) any document incorporated by reference in any Prospectus.

     (c) Revisions to Prospectus — Material Changes. If the delivery of a prospectus is required at any time after the Closing Date in connection with the offering or sale of the Notes or any other securities relating thereto and if at such time any event has occurred as a result of which the Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or if it is necessary at any time to amend any Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, to notify the Representatives promptly, in writing, to suspend solicitation of purchases of the Notes; and if the Issuer and the Guarantors shall decide to amend or supplement the Registration Statements or any Prospectus, to promptly advise the Representatives by telephone (with confirmation in writing) and to promptly prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.

     (d) Copies of Filings with Commission. Prior to filing with the Commission (i) any amendment or supplement to either Registration Statement, (ii) any amendment or supplement to any Prospectus or (iii) any material document filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K (“Form 6-K”) or Form 20-F (“Form 20-F”), as the case may be, under the Exchange Act and the rules and regulations thereunder or any amendment of or supplement to any such document, to furnish a copy to the Representatives.

     (e) Notice to Representatives of Certain Events. To advise the Representatives immediately (i) when any post-effective amendment to either Registration Statement relating to or covering the Notes and Guarantees becomes effective, (ii) of any request or proposed request by the Commission, whether written or oral, for an amendment or supplement to either Registration Statement, to any Prospectus, to any material document filed with or submitted to the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K or Form 20-F, as the case may be, under the Exchange Act and the rules and regulations thereunder or for any additional information, and the Issuer and the Guarantors will afford the Representatives a reasonable opportunity to comment on any such proposed amendment or supplement, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of either Registration Statement or any part thereof or any order directed to any Prospectus or any document incorporated therein by reference or the initiation or threat of any stop order proceeding, (iv) of receipt by the Issuer or either Guarantor of any notification with respect to the suspension of the qualification of the Notes and Guarantees for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose, (v) of any downgrading in the rating of the Notes or any other debt securities of Reed Elsevier by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act), or if any such organization shall have informed the Issuer or the Guarantors or made any public announcement that any such organization has under surveillance or review, or intends to or may potentially decrease, its rating of any debt securities of Reed Elsevier (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating) as soon as the Issuer or either Guarantor is so informed or learns of any such downgrading or public announcement and (vi) of the happening of any event which makes untrue any statement of a material fact made in either Registration Statement or any Prospectus or which requires the making of a change in such Registration Statement or such Prospectus in order to make any material statement therein not misleading.

     (f) Stop Orders. If the Commission shall issue a stop order suspending the effectiveness of any Registration Statement, to make every reasonable effort to obtain the lifting of that order at the earliest possible time.

     (g) Earnings Statements. As soon as practicable, but not later than 18 months after the date of each acceptance by the Issuer of an offer to purchase Notes hereunder, to make generally available to its security holders and to the security holders of the Guarantors, and to deliver to the Representatives an earnings statement of the Guarantors (such earnings statement to include information with respect to the Issuer to the same extent such information is presented in both Registration Statements) covering a period of at least 12 months beginning after the later of (i) the effective date of the latest Registration Statement, (ii) the effective date of the most recent post-effective amendment to the latest Registration Statement to become effective prior to the date of such acceptance and (iii) the date of the Guarantor’s most recent Annual Report on Form 20-F filed with the Commission prior to the date of such acceptance which will satisfy the provisions of Section 11(a) of the Act (including, at the option of the Guarantors, Rule 158 of the Rules and Regulations).

     (h) Blue Sky Qualifications. To endeavor, in cooperation with the Representatives, to qualify the Notes and Guarantees for offering and sale under the securities laws of such jurisdictions within the United States as the Representatives may designate, and to maintain such qualifications in effect for as long as may be required for the distribution of the Notes; and to file such statements and reports as may be required by the laws of each jurisdiction in which the Notes and Guarantees have been qualified as above; provided that in connection therewith the Issuer and the Guarantors shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action that would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Notes in such jurisdiction or to register as a dealer in securities or to become subject to taxation in any jurisdiction.

     (i) Clearance. To cooperate with the Representatives and use their reasonable best efforts to permit the Notes to be eligible for clearance and settlement through the facilities of DTC.

     (j) Use of Proceeds. To apply the net proceeds from the sale of the Notes as set forth in the Prospectus.

     (k) Issuance of Debt. Between the date of this Agreement and the Closing Date, not to offer, sell, guarantee, or enter into any agreement to sell, any debt securities of the Issuer, other than borrowings under revolving credit agreements and lines of credit, borrowings from any other entity within Reed Elsevier, the private placement of securities and issuances of commercial paper.

     (l) Stabilization or Manipulation. Not to take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any of its securities to facilitate the sale or resale of the Notes.

SECTION 3. PURCHASE OF THE NOTES BY THE UNDERWRITERS.

     On the basis of the representations and warranties contained in, and subject to the terms and conditions of this Agreement, the Issuer agrees to issue and to sell to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the principal amount of the Notes set forth opposite that Underwriter’s name in Schedule 1 hereto at a purchase price equal to 99.464% of the principal amount of the Fixed Rate Notes, plus accrued interest, if any, from June 14, 2005 in the case of the Fixed Rate Notes and at a purchase price equal to 99.650% of the principal amount of the Floating Rate Notes, plus accrued interest, if any, from June 14, 2005, in the case of the Floating Rate Notes.

     The Issuer and the Guarantors shall not be obligated to deliver any of the Notes to be delivered except upon payment for all the Notes to be purchased as provided herein.

SECTION 4. DELIVERY OF AND PAYMENT FOR THE NOTES.

     Delivery of and payment for the Notes shall be made at the office of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, at 10:00 A.M., New York City time, on the fifth full business day following the date of this Agreement or at such other date or place as shall be determined by agreement between the Underwriters and the Issuer. This date and time are sometimes referred to as the “Closing Date”. On the Closing Date, the Issuer shall deliver or cause to be delivered through the facilities of The Depository Trust Company the Notes to the Representatives for the account of each Underwriter against payment to or upon the order of the Issuer of the purchase price by wire transfer in immediately available funds. Time shall be of the essence (except that the Issuer will not be responsible for any delay resulting from any action or inaction of any Underwriter) and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of each Underwriter hereunder. The Fixed Rate Notes and the Floating Rate Notes will each be evidenced by one or more global certificates in definitive form (the “Global Note”) and will be registered in the name of Cede & Co. as nominee of The Depositary Trust Company. The Issuer shall make the Global Note available for inspection by the Representatives in New York, New York, not later than 2:00 P.M., New York City time, on the business day prior to the Closing Date.

SECTION 5. PAYMENT OF EXPENSES.

     The Issuer and the Guarantors will pay or cause to be paid, (a) the costs incident to the authorization, issuance, sale, authentication, transfer and delivery of the Notes and the Guarantees and any taxes payable in that connection; (b) the costs incident to the preparation, printing and filing of each Registration Statement and any amendments and exhibits thereto, the Basic Prospectus, any Prospectus and any amendment or supplement to any Prospectus and to the preparation of this Agreement and the Indenture; (c) the costs of mailing and delivering the Registration Statements as originally filed and each amendment thereto and any post-effective amendments thereof (including, in each case, exhibits), the Basic Prospectus, any Prospectus and any amendment or supplement to any Prospectus; (d) the costs of reproducing and distributing this Agreement; (e) the fees and expenses of qualifying the Notes and Guarantees under the securities laws of the several jurisdictions as provided in Section 2(j) and of preparing, printing and distributing a Blue Sky Memorandum and a Legal Investment Survey (including related reasonable fees and expenses of counsel to the Underwriters); (f) any fees charged by rating agencies for rating the Notes; (g) the costs of preparing the Notes and the Guarantees; (h) the cost and charges of any transfer agent, registrar or paying agent; (i) the fees and expenses of the Trustee and the reasonable fees and disbursements of counsel for the Trustee; (j) all advertising expenses in connection with the offering of the Notes incurred with the consent of the Issuer or the Guarantors; (k) the fees and disbursements of counsel and accountants to the Issuer and the Guarantors, and (l) all other costs and expenses incident to the performance of the respective obligations of the Issuer and the Guarantors hereunder provided that, except as provided in this Section 5, the Underwriters shall pay their own costs and expenses and any transfer taxes on the Notes.

SECTION 6. CONDITIONS OF OBLIGATIONS OF THE UNDERWRITERS.

     The respective obligations of the several Underwriters under this Agreement to purchase the Notes is subject to the accuracy of the representations and warranties of the Issuer and the Guarantors contained herein on the Closing Date, to the accuracy of the statements of the officers of the Issuer and the Guarantors made in any certificate furnished pursuant to the provisions hereof, to the performance by the Issuer and the Guarantors of their obligations hereunder, and to each of the following additional terms and conditions:

     (a) Registration Statements. The Prospectus as amended or supplemented with respect to such Notes and Guarantees shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the Rules and Regulations; no stop order suspending the effectiveness of any Registration Statement or any part thereof shall have been issued and no stop order proceeding shall have been initiated or threatened by the Commission; any request of the Commission, whether written or oral, for inclusion of additional information in any Registration Statement or any Prospectus or otherwise shall have been complied with; and the Issuer and the Guarantors shall not have filed with the Commission any amendment or supplement to any Registration Statement or any Prospectus without the consent of the Representatives.

     (b) No Suspension of Sale of the Notes. No order suspending the sale of the Fixed Rate Notes or the Floating Rate Notes in any jurisdiction designated by the Representatives pursuant to Section 2(j) hereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened.

     (c) Ratings Downgrade. Since the date hereof, there shall not have occurred any downgrading in the ratings accorded the Fixed Rate Notes, the Floating Rate Notes or any other securities of Reed Elsevier by any “nationally recognized statistical rating organization” (as that term is defined by the Commission for purposes of Rule 436(g) under the Act) and no such organization shall have informed the Issuer or the Guarantors or made any public announcement that such organization has under surveillance or review, or intends to or may potentially decrease, its rating of the Fixed Rate Notes, the Floating Rate Notes or any other securities of Reed Elsevier (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating).

     (d) Opinion of Reed Elsevier PLC’s Counsel. The Representatives shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer, English solicitors to Reed Elsevier PLC, dated the Closing Date, substantially in the form set forth in Exhibit A.

     (e) Opinion of Reed Elsevier NV’s Counsel. The Representatives shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer, Dutch counsel to Reed Elsevier NV, dated the Closing Date, substantially in the form set forth in Exhibit B.

     (f) Opinion of U.S. Counsel. The Representatives shall have received on the Closing Date an opinion and negative assurance letter of Simpson Thacher & Bartlett LLP, United States counsel to the Issuer and the Guarantors, dated the Closing Date, substantially in the form set forth in Exhibit C.

     (g) Opinion of Underwriters’ Counsel. The Representatives shall have received on the Closing Date an opinion and letter from Underwriters’ counsel, Cravath, Swaine & Moore LLP, dated the Closing Date, with respect to the issuance and sale of the Notes, the Registration Statements, the Prospectus and other related matters as the Underwriters may reasonably require, and the Issuer shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

     (h) Comfort Letters. The Representatives shall have received a letter or letters dated the date hereof, in form and substance satisfactory to the Representatives, prepared by Deloitte Accountants B.V., Amsterdam, The Netherlands and Deloitte & Touche LLP, London, England, independent accountants and auditors of Reed Elsevier; Deloitte & Touche LLP, London, England, independent accountants and auditors of Reed Elsevier PLC; and Deloitte Accountants B.V., Amsterdam, The Netherlands, independent accountants and auditors of Reed Elsevier NV.

     (i) Bring-down Comfort Letter. With respect to the letters referred to in the preceding paragraph (h) and delivered to the Representatives concurrently with the execution of this Agreement (the “initial letters”), the accountants shall have furnished to the Representatives a letter or letters (the “bring-down letters”), addressed to the Underwriters and dated the Closing Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualifications of accountants under the rules and regulations of the Commission under the Act, (ii) stating with respect to matters involving changes or developments since the respective dates as of which specific financial information is given in the Prospectus, as of the date of the bring-down letters, the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letters and (iii) confirming in all material respects the conclusions and findings set forth in the initial letters.

     (j) Issuer’s Certificate. The Issuer shall have furnished to the Representatives on the Closing Date a certificate, dated the Closing Date, of its President or Vice President and its Treasurer or an Assistant Treasurer stating that:

     (i) The representations, warranties and agreements of the Issuer in Section 1 hereof are true and correct as of the Closing Date; the Issuer has complied with all of its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and

     (ii) They have carefully examined the Registration Statements and the Prospectus and, in their opinion, (A) each Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (C) since the effective date of the latest Registration Statement there has not occurred any event required to be set forth in an amended or supplemented prospectus which has not been so set forth.

     (k) Guarantors’ Certificate. The Representatives shall have received on the Closing Date a certificate, dated the Closing Date, of the chairman, chief executive officer or chief financial officer of Reed Elsevier PLC and a certificate, dated the Closing Date, of a member of the Executive Board of Reed Elsevier NV, each stating that:

     (i) The representations, warranties and agreements of such Guarantor in Section 1 hereof are true and correct as of the Closing Date; such Guarantor has complied with all its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and

     (ii) They have carefully examined the Registration Statements and the Prospectus and, in their opinion, (A) each Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (C) since the effective date of the latest Registration Statement there has not occurred any event required to be set forth in an amended or supplemented prospectus which has not been so set forth, and (D) since the date of the most recent financial statements included or incorporated by reference in the Registration Statements (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), earnings, business or properties of Reed Elsevier taken as a whole, except as set forth in or contemplated in the Prospectus (exclusive of any supplement thereto).

     (l) Additional Conditions. There shall not have occurred since the respective dates as of which information is given in the Prospectus (i) any material adverse change in, or any adverse development which materially affects the condition (financial or otherwise), results of operations, business or properties of Reed Elsevier other than as set forth in or contemplated by the Prospectus, or (ii) any (A)(1) suspension of trading in any securities issued by the Issuer or either Guarantor or (2) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange, the London or Amsterdam Stock Exchanges or the United States over-the-counter market or the establishment of minimum prices on any of such exchanges or such market in any of the foregoing cases by the Commission or such exchange or other regulatory or governmental body having jurisdiction, (B) declaration of a general moratorium on commercial banking activities in New York, England or The Netherlands by either Federal, New York State, English or The Netherlands authorities, (C) outbreak or escalation of hostilities involving the United States or the United Kingdom or The Netherlands, declaration of a national emergency or war by the United States or the United Kingdom or The Netherlands or any other substantial calamity or crisis or (D) material adverse change in the existing financial, political or general economic conditions in the United States or the United Kingdom or The Netherlands, including any effect of international conditions on such conditions in the United States or the United Kingdom or The Netherlands, that, in the judgment of the Representatives, is material and adverse and (iii) in the case of any of the events specified in clauses (ii)(A) through (ii)(D), such event singly or together with any other such event makes it, in the judgment of the Representatives, impracticable or inadvisable to market or sell the Notes on the terms and in the manner contemplated herein.

     (m) Other Information and Documentation. Prior to the Closing Date, the Issuer and the Guarantors shall have furnished to the Representatives such further information, certificates and documents as the Representatives or counsel to the Representatives may reasonably request.

     All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement which are not stated as being in a form previously approved by the Representatives shall be deemed to be in compliance with the provisions hereof only if they are in the form and substance reasonably satisfactory to counsel for the Representatives.

     The documents required to be delivered by this Section 6 shall be delivered at the offices of Cravath, Swaine & Moore LLP, counsel for the Underwriters, at Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, on the Closing Date.

SECTION 7. INDEMNIFICATION AND CONTRIBUTION.

     (a) The Issuer and the Guarantors, jointly and severally, shall indemnify and hold harmless each Underwriter, the directors, officers and employees of each Underwriter and each person, if any, who controls each Underwriter within the meaning of the Act or the Exchange Act from and against any loss, claim, damage or liability, joint or several, and any action in respect thereof, to which they or any of them may become subject, under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or the Prospectus or a supplement thereto or arises out of, or is based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and shall reimburse each such indemnified person for any legal and other expenses reasonably incurred by such indemnified person in investigating or defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred provided, however, that the Issuer and the Guarantors shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in the Form T-1 or made in any Registration

Statement or the Prospectus in reliance upon and in conformity with written information furnished to the Issuer and the Guarantors by the Underwriter specifically for inclusion therein. The foregoing indemnity agreement is in addition to any liability which the Issuer or the Guarantors may otherwise have to any Underwriter or any controlling person of any Underwriter.

     (b) Each Underwriter shall indemnify and hold harmless the Issuer and the Guarantors, each of their respective directors, employees, each of the officers who signed the Registration Statements, any person, if any, who controls any of the Issuer or the Guarantors within the meaning of the Act or the Exchange Act, the U.S. authorized representative of the Guarantors and any person nominated to become a director of the Issuer who signed a consent filed with the Registration Statements from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which an Issuer or Guarantor or any such controlling person may become subject under the Act, the Exchange Act, federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or the Prospectus, or arises out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statements or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Issuer or the Guarantors by such Underwriter expressly for use therein, and shall reimburse the Issuer, the Guarantors or such controlling person for any legal and other expenses reasonably incurred by the Issuer, the Guarantors or such controlling person in investigating or defending or preparing to defend against such loss, claim, damage, liability or action as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability which any Underwriter may otherwise have to the Issuer, the Guarantors or such controlling person.

     (c) Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 7 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) of this Section 7, notify the indemnifying party in writing of the claim or the commencement of the action; provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure and, provided further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that any indemnified party shall have the right to retain its own counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate counsel (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the relevant Underwriter or Underwriters in the case of parties indemnified pursuant to paragraph (a) above and by the Issuer and the Guarantors in the case of parties indemnified pursuant to paragraph (b) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 7, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of such request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (d) If the indemnification provided for in this Section 7 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 7(a) or 7(b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Issuer and the Guarantors on the one hand and the relevant Underwriter on the other from the offering of the Notes or (ii) if the allocation provided by clause (i)

above is not permitted by applicable law or for any reason, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer and the Guarantors on the one hand and such Underwriter on the other with respect to the statements or omissions or actions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors on the one hand and an Underwriter on the other with respect to the offering of Notes shall be deemed to be in the same proportion as the net proceeds from such offering (before deducting expenses) received by the Issuer on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Notes purchased under this Agreement, on the other hand, bear to the total gross proceeds from the offering of the Notes under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantors on the one hand or the Underwriter, on the other, the intent of the parties and their respective knowledge, access to information and opportunity to correct or prevent such statement or omission. For purposes of the preceding two sentences, the net proceeds deemed to be received by the Issuer shall be deemed to be also for the benefit of the Guarantors and information supplied by the Issuer shall also be deemed to have been supplied by the Guarantors. The Issuer, the Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 7 shall be deemed to include, for purposes of this Section 7, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, none of the Underwriters shall be required to contribute any amount in excess of the amount by which the total price at which the Notes underwritten by it and distributed to the public was offered to the public exceeds the amount of any damages that such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 7(d) are several in proportion to their respective underwriting obligations and not joint.

     (e) The Underwriters severally confirm and the Issuer and the Guarantors acknowledge that the statements with respect to the public offering of the Notes by the Underwriters set forth on the last paragraph of the cover page of and the concession and reallowance figures appearing under the caption “Underwriting” in the Prospectus constitute the only information concerning the Underwriters furnished in writing to the Issuer through the Representatives by or on behalf of the Underwriters specifically for inclusion in any Registration Statement and the Prospectus.

SECTION 8. REPRESENTATIONS, WARRANTIES AND OBLIGATIONS TO SURVIVE DELIVERY.

     The respective indemnities, agreements, representations, warranties and other statements of the Issuer and the Guarantors and the Underwriters contained in this Agreement, or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or any officer, director, employee or any person controlling such Underwriter or by or on behalf of the Issuer and the Guarantors or any person controlling the Issuer or the Guarantors, and shall survive each delivery of and payment for any of the Notes. The provisions of Sections 7 and 11 shall survive the termination or cancellation of this Agreement.

SECTION 9. TERMINATION.

     The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Issuer prior to delivery of and payment for the Notes, if, prior to that time, any of the events described in Sections 6(c) or 6(l) shall have occurred or if the Underwriters shall decline to purchase the Notes for any reason permitted under this Agreement.

SECTION 10. DEFAULTING UNDERWRITERS.

     If, on the Closing Date, any Underwriter defaults in the performance of its obligations to purchase the Notes under this Agreement, the remaining non-defaulting Underwriters shall be obligated to purchase the Notes which the defaulting Underwriter agreed but failed to purchase on the Closing Date in the respective proportions which the principal amount of Notes set forth opposite the name of each remaining non-defaulting Underwriter in Schedule 1 hereto bears to the aggregate principal amount of Notes set forth opposite the names of all the remaining non-defaulting Underwriters in Schedule 1 hereto; provided, however, that the remaining non-defaulting Underwriters shall not be obligated to purchase any of the Notes on the Closing Date if the aggregate principal amount of the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on such date exceeds 9.09% of the Notes to be purchased on the Closing Date, and any remaining non-defaulting Underwriter shall not be obligated to purchase more than 110% of the principal amount of Notes which it agreed to purchase on the Closing Date pursuant to the terms of Section 3. If the foregoing maximums are exceeded, the remaining non-defaulting Underwriters, or those other underwriters satisfactory to the Representatives who so agree, shall have the right, but shall not be obligated, to purchase, in such proportion as may be agreed upon among them, all the Notes to be purchased on the Closing Date. If the remaining Underwriters or other underwriters satisfactory to the Representatives do not elect to purchase the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on the Closing Date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Issuer or either Guarantor, except that the Issuer and the Guarantors will continue to be liable for the payment of expenses to the extent set forth in Section 5. As used in this Agreement, the term “Underwriter” includes, for all purposes of this

Agreement unless the context requires otherwise, any party not listed in Schedule 1 hereto who, pursuant to this Section 10, purchases Notes which a defaulting Underwriter agreed but failed to purchase.

     Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Issuer or any Guarantor or any non-defaulting Underwriter for damages caused by its default. If other underwriters are obligated or agree to purchase the Notes of a defaulting or withdrawing Underwriter, either the Representatives or the Issuer may postpone the Closing Date for up to seven full business days in order to effect any changes that in the opinion of counsel for the Issuer and the Guarantors or counsel for the Underwriters may be necessary in any Registration Statement, the Prospectus or in any other document or arrangement.

SECTION 11. REIMBURSEMENT OF UNDERWRITERS’ EXPENSES.

     If the Issuer shall fail to tender the Notes and Guarantees for delivery to the Underwriters by reason of any failure, refusal or inability on the part of the Issuer or any Guarantor to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Issuer or any Guarantor is not fulfilled (other than by reason of any event described in Section 6(l), except for the suspension of trading or minimum prices of the securities of the Issuer or either Guarantor), the Issuer and the Guarantors, jointly and severally, will reimburse the Underwriters for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Notes, and promptly following receipt of an invoice the Issuer and the Guarantors, jointly and severally, shall pay the full amount thereof to the Representatives. If this Agreement is terminated pursuant to Section 10 by reason of the default of one or more Underwriters, neither the Issuer nor any Guarantor shall be obligated to reimburse any defaulting Underwriter on account of those expenses.

SECTION 12. NOTICES.

     Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been given only if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed as follows: Citigroup Global Markets Inc., Attn: General Counsel, 388 Greenwich Street, New York, NY 10013 (Fax no.: (212) 816-7912).

     Notices to the Issuer and the Guarantors shall be directed as follows: (i) Reed Elsevier Capital Inc., James M. Mulligan, Secretary, Reed Elsevier Capital Inc., 1105 North Market Street, Suite 942, Wilmington, DE 19801, Telephone No.:
(302) 427-9299, Fax No.: (302) 429-7608; (ii) Reed Elsevier PLC, 1-3 Strand, London WC2N 5JR, United Kingdom, Attention: Steve Cowden, General Counsel, Telephone No.: 44-20-7166-5681, Fax No.: 44-20-7166-5659; and (iii) Reed Elsevier NV, Radarweg 29, 1043 NX Amsterdam, The Netherlands, Attention: Erik Ekker, Telephone No.: 31-20-485-2905,
Fax No.: 31-20-485-2032.

SECTION 13. BINDING EFFECT; BENEFITS.

     This Agreement shall be binding upon each Underwriter, the Issuer, the Guarantors, and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Issuer and the Guarantors contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of each Underwriter and the person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Act, and (b) the representations, warranties, indemnities and agreements of the Underwriters contained in this Agreement shall be deemed to be for the benefit of directors of the Issuer and the Guarantors, officers of the Issuer and the Guarantors who have signed the Registration Statements, any person controlling the Issuer and the Guarantors and any person nominated to become a director of the Issuer who has signed a consent filed with the Registration Statements. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

SECTION 14. GOVERNING LAW; COUNTERPARTS.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of choice of law principles. This Agreement may be executed in counterparts and the executed counterparts shall together constitute a single instrument.

SECTION 15. PARAGRAPH HEADINGS.

     The paragraph headings used in this Agreement are for convenience of reference only, and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 16. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE; CURRENCY INDEMNITY.

     (a) The Issuer and each Guarantor agrees that any legal suit, action or proceeding brought by any Underwriter or by each person, if any, who controls any Underwriter arising out of or based upon this Agreement may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, irrevocably waives any objection which it may now or hereafter have to laying of venue in any such suit, action or proceeding in any such court and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Issuer and the Guarantors hereby appoints Henry Horbaczewski, in his capacity as general counsel to Reed Elsevier Inc., or his successor in such capacity, at 125 Park Avenue, New York, New York 10017, as its authorized agent (the “Process Agent”) upon whom process may be served in any suit, action or proceeding based on this Agreement which may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, by any Underwriter or any such controlling person and expressly accepts the jurisdiction of any such court in respect of any such action. Such appointment shall be irrevocable. The Process Agent has agreed to act as said agent for service of process, and the Issuer and the Guarantors agree to take any and all actions, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Process Agent shall be deemed effective service of process upon the Issuer and the Guarantors; provided that nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any other manner permitted by law. Notwithstanding the foregoing, any action against the Issuer or the Guarantors arising out of or based upon this Agreement may also be instituted by any Underwriter or any person controlling any Underwriter in any court in England and Wales or The Netherlands, and the Issuer and the Guarantors expressly accept the jurisdiction of any such court in any such action. The provisions of this Section 16 are intended to be effective upon the execution of this Agreement without further action by the Issuer or the Guarantors and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

     (b) The Issuer and each Guarantor hereby agrees to indemnify each Underwriter against loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder or under the Notes or the Guarantees and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter if such Underwriter had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon such Underwriter’s receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours, REED ELSEVIER CAPITAL INC.
By:	/S/ Kenneth E. Fogarty
Authorized Signatory

REED ELSEVIER PLC
By:	/S/ Mark H. Armour
Authorized Signatory

REED ELSEVIER NV
By:	/S/ Mark H. Armour
Authorized Signatory

CONFIRMED AND ACCEPTED,
as of the date first
above written:

CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.

As Representatives of the Underwriters named in Schedule 1

CITIGROUP GLOBAL MARKETS INC.
By:	/S/ Malcolm P. McAllister
Authorized Signatory

Signature Page to Underwriting Agreement

DEUTSCHE BANK SECURITIES INC.
By:	/S/ R. Scott Flieger
Authorized Signatory

By:	/S/ Ben Smilchensky
Authorized Signatory

Signature Page to Underwriting Agreement

Schedule 1

Principal Amount of
Underwriters	Fixed Rate Notes
Citigroup Global Markets Inc.	$191,250,000
Deutsche Bank Securities Inc.	$191,250,000
BNP Paribas Securities Corp.	$22,500,000
Greenwich Capital Markets, Inc.	$22,500,000
Wachovia Capital Markets, LLC	$22,500,000

Total	$450,000,000

Principal Amount of
Underwriters	Floating Rate Notes
Citigroup Global Markets Inc.	$106,250,000
Deutsche Bank Securities Inc.	$106,250,000
BNP Paribas Securities Corp.	$12,500,000
Greenwich Capital Markets, Inc.	$12,500,000
Wachovia Capital Markets, LLC	$12,500,000

Total	$250,000,000

Schedule 2

Principal Companies

Reed Elsevier Group plc
Reed Elsevier (UK) Ltd
Elsevier Ltd
Reed Publishing Limited
Reed Elsevier Holdings BV
Reed Elsevier Nederland BV
Elsevier BV
Reed Elsevier Overseas BV
Reed Elsevier France SA
Reed Elsevier Inc
Elsevier Inc
Harcourt, Inc
Harcourt Assessment, Inc.
Reed Elsevier US Holdings Inc
Reed Elsevier Properties Inc
Reed Holding BV
Elsevier Reed Finance BV
Elsevier Finance SA
Elsevier Swiss Holdings SA
Matthew Bender & Company, Inc.
Seisint, Inc

Exhibit A

(a)	REPLC has been duly incorporated in Great Britain and registered in England and Wales and:

(i)	the Company Search revealed no order or resolution for the winding up of REPLC and no notice of appointment in respect of REPLC of a liquidator, receiver, administrative receiver or administrator; and

(ii)	the Winding up Enquiry indicated that no petition for the winding up of REPLC has been presented;

(b)	the execution and delivery of the Indenture, the Guarantees and the Underwriting Agreement have been duly authorised by all necessary corporate action on the part of REPLC and the Guarantees, the Indenture and the Underwriting Agreement have been duly executed and delivered by REPLC which execution and delivery does not and will not result in any violation by REPLC of any term of its Memorandum and Articles of Association or of any law or regulation having the force of law in England and applicable to REPLC;

(c)	REPLC has at the date of this letter the requisite corporate capacity to own its properties and to carry out its business as described in the Prospectus and to enter into each of the Underwriting Agreement, the Indenture and the Guarantees and to perform its obligations thereunder;

(d)	on the assumption and to the extent that the obligations of REPLC under each of the Guarantees, the Indenture and the Underwriting Agreement constitute legal, valid and binding obligations of REPLC enforceable in accordance with all applicable laws (including the laws of the State of New York) other than the laws of England, the obligations of REPLC under the Guarantees, the Indenture and the Underwriting Agreement, when executed and delivered by REPLC as provided in the Indenture, will be recognised by, and enforceable in, the English courts subject to and in accordance with the provisions set out below;

(e)	no consents, licences, approvals or authorisations of any governmental or other authority or agency in the United Kingdom are required by law in connection with the execution, delivery and performance of the Underwriting Agreement and the Indenture by REPLC and the issue, delivery or performance of the Guarantees;

(f)	the entry into each of the Guarantees, the Underwriting Agreement and the Indenture by REPLC does not result in any violation by REPLC of its Memorandum and Articles of Association or of any law or regulation having the force of law in England and applicable to REPLC as to performance;

(g)	no filing or registration of any of the Underwriting Agreement, the Indenture or the Guarantees is necessary under English law;

(h)	the choice of the laws of the State of New York to govern each of the Guarantees, the Indenture and the Underwriting Agreement will (subject to the qualification in paragraph 7(c) below) be recognised and upheld by the English courts;

(i)	under the current practice of English Courts, the holders of the Notes with the Guarantees endorsed thereon which are natural persons located in the United States or corporations incorporated, or partnerships organised, under the laws of any state of the United States and the Underwriters would be entitled to commence proceedings as plaintiffs in the English courts against REPLC, subject as is provided below, without any restrictions on such entitlement which are not generally applicable to a resident of the United Kingdom, a British subject or a company incorporated in the United Kingdom; any action brought against REPLC in the English courts would be subject to the rules and procedures of the English courts, including (i) the power of an English court to order a claimant in an action, in certain circumstances, to provide security for costs and (ii) the requirement for the partners of a foreign partnership with no place of business in England to sue in their own names rather than in the name of the partnership unless the partnership is a body corporate or similar entity under the law of the country in which it is formed, in which case it would be entitled to sue in its own name;

(j)	on the assumption that the payment obligations of REPLC under each of the Guarantees are unsecured and unsubordinated, such payment obligations rank equally and rateably with all other unsecured and unsubordinated obligations of REPLC but subject to the rights of any person having secured rights arising by contract or preferred rights, whether such rights arise by statute, law (or the operation thereof) or otherwise;

(k)	no stamp duty, capital duty, stamp duty reserve tax or other similar tax is payable in the United Kingdom on the issue or initial delivery of the Notes or the giving of each of the Guarantees;

(l)	the statements in the Prospectus under the caption “Taxation — European Union Tax Considerations” insofar as they purport to summarise European Council Directive 2003/48/EC regarding the taxation of savings income of residents of member states of the European Union, constitute a fair summary of that Directive as at the date of this opinion;

(m)	although the position is not clear, the better view, based on a consideration of the reported cases, is that any payments of interest made by the Guarantor under the Guarantees will not be subject to United Kingdom withholding tax. However, if there is a United Kingdom withholding tax liability, then, assuming each beneficial owner of a Note is a person who satisfies the relevant conditions for exemption from United Kingdom tax under any applicable income tax treaty and provided the Guarantor has received a direction to pay gross from the United Kingdom Centre for Non-Residents, all payments to be made by the Guarantor under the Guarantees may be made free and clear of, and without deductions for or on account of, any taxes, levies, imposts, duties, charges, assessments, fees or withholdings of any kind under the laws of the United Kingdom. No direction will be given by the United Kingdom Centre for Non-Residents unless the relevant forms have been completed by the relevant holder of a Note and certified by the appropriate tax office applicable to the holder;

(n)	a judgment rendered by a court of the State of New York or a Federal court of the United States in relation to the Guarantees, the Indenture and the Underwriting Agreement for a final and conclusive judgment for debt or a definite sum of money will be recognized and enforced in England provided that the party against whom the judgment was given properly submitted to the jurisdiction of the courts of the State of New York or a Federal court of the United States (which had jurisdiction under its own laws) and none of the following circumstances apply:

(i)	the judgment was procured by fraud;

(ii)	the judgment was given contrary to the rules of natural or substantial justice, for example where a defendant is deprived of notice of, or an adequate opportunity to take part in, the proceedings;

(iii)	recognition of the judgment would be contrary to English public policy;

(iv)	the judgment conflicts with an English judgment or a foreign judgment given earlier in time;

(v)	enforcement of the judgment would involve the enforcement of a foreign penal or revenue or other public law;

(vi)	enforcement of the judgment would contravene the Protection of Trading Interests Act of 1980, section 5 of which precludes, among other things, the enforcement in the United Kingdom of any judgment given by a court of an overseas country which is a judgment for multiple damages which exceed the compensatory element of the judgment award; or

(vii)	recognition or enforcement thereof would be contrary to the terms of the Administration of Justice Act 1920, the Foreign Judgments (Reciprocal Enforcement) Act 1933 or the Conventions; and

(o)	payments of principal and interest in respect of the Notes are not subject to withholding taxes or duties for or on account of United Kingdom tax.

Exhibit B

Status

(a)	The Company has been validly incorporated and is existing as a public company with limited liability (naamloze vennootschap) under Netherlands law.

(b)	The Company has the necessary corporate power to own its properties and to carry out its business as described in the Prospectus and to enter into each of the Indenture, the Guarantees and the Underwriting Agreement and to perform its obligations thereunder.

(c)	The execution by the Company of the Indenture, the Underwriting Agreement and the Guarantees and the performance by the Company of its obligations thereunder have been duly authorised by all corporate action required to be taken by the Company under Netherlands corporate law and the Articles of Association.

(d)	The Indenture, the Underwriting Agreement and the Guarantees have been validly executed on behalf of the Company in accordance with Netherlands law.

Enforceability

(e)	The choice of the law of the State of New York as the governing law of each of the Indenture, the Underwriting Agreement and the Guarantees is a valid choice of law with respect to the obligations of the Company thereunder and binding under the laws of the Netherlands.

(f)	The Indenture, the Underwriting Agreement and the Guarantees will constitute legal, valid and binding obligations of the Company and are enforceable in the Netherlands against the Company in accordance with their respective terms.

(g)	The execution by the Company of the Indenture, the Underwriting Agreement and the Guarantees and the performance by the Company of its obligations thereunder do not conflict with and will not result in a violation of mandatory provisions of Netherlands law or the Articles of Association.

(h)	In the absence of an applicable treaty between the United States of America and the Netherlands, a judgment obtained against the Company in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York in a dispute with respect to which the parties have validly agreed in the Indenture, the Underwriting Agreement and the Guarantees that such courts are to have jurisdiction, will not be directly enforced by the courts in the Netherlands. In order to obtain a judgement which is enforceable in the Netherlands, the claim must be relitigated before a competent court of the Netherlands; the relevant Netherlands court has discretion to attach such weight to a judgment of the courts of any such foreign non-EU jurisdiction as it deems appropriate; based on case law, the courts of the Netherlands may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in any such foreign non-EU jurisdiction without re-examination or re-litigation of the substantive matters adjudicated thereby, provided that (i) the relevant court in non-EU jurisdiction had jurisdiction in the matter in accordance with standards which are generally accepted internationally; (ii) the proceedings before such court complied with principles of proper procedure; and (iii) such judgment does not conflict with the public policy of the Netherlands.

(i)	The Underwriters are not required under Netherlands law to obtain any license, permit or other similar authorisation to carry on business in the Netherlands solely due to the entering into the Underwriting Agreement and the Guarantee (as applicable) or as a condition solely to the enforcement of its rights under the Underwriting Agreement and the Guarantee (as applicable), save that any Underwriter wishing to offer or market Notes in or from the Netherlands must either be licensed or exempt pursuant to Article 7 through 10 inclusive of the Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995).

(j)	Subject to the submission to jurisdiction clauses in the Opinion Documents, under the laws of the Netherlands and under current practice of Netherlands courts, the holders of the Notes with the Guarantee endorsed thereon and the Underwriters would be permitted to commence proceedings as plaintiffs against the Company, in competent Netherlands courts based on the Guarantee, the Indenture or the Underwriting Agreement, as the case may be, and such plaintiffs will not be subject to any conditions relating to such proceedings which are not applicable to residents of the Netherlands, a Netherlands subject or a company incorporated in the Netherlands, save that any such plaintiff might be required to supply a guarantee or similar security for costs incurred by a successful defendant at trial, and such courts in the Netherlands would accept jurisdiction.

Jurisdiction

(k)	The submission by the Company in accordance with the terms of the jurisdiction provisions in the Indenture, the Guarantees and the Underwriting Agreement to the jurisdiction of any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York would be recognised under the laws of The Netherlands;

(l)	The appointment of the Process Agent for the purposes of accepting service on behalf of the Company in any suit, action or proceedings instituted by any Underwriter or any person (if any) who controls any Underwriter in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York based on the Underwriting Agreement, would be recognised under the laws of the Netherlands.

Consents

(m)	No authorisation, approval, consent or order from, or filing with, any governmental authority or court in the Netherlands is required to be made or obtained as at the date hereof in connection with the execution by the Company of the Indenture, the Guarantees and the Underwriting Agreement or the performance by the Company of its obligations thereunder.

Ranking

(n)	In insolvency proceedings opened against the Company in the Netherlands, any actual and unconditional monetary claims (geldvorderingen) against the Company under the Guarantee will rank equally and rateably with all such other claims against the Company which are unsecured and which are not preferred by operation of law.

Tax

(o)	No capital, registration, stamp, transfer or turnover taxes or other similar duties or taxes are payable in the Netherlands in respect of the offering and the issue of the Notes by the Issuer, or in respect of the signing and delivery of the Underwriting Agreement, the Indenture, the Guarantee or the Notes.

(p)	The statements in the Prospectus under the caption “Taxation — European Union Tax Considerations” insofar as they purport to summarise a directive regarding the taxation of savings income of residents of member states of the European Union, constitute a fair summary of this directive as it reads at the date of this letter.

(q)	All payments by the Issuer or the Company, as the case may be, of principal of and interest on the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands, or any political subdivision or taxing authority of the Netherlands.

Exhibit C

     1. The Issuer has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Delaware. The Issuer has full corporate power and authority to conduct its business as described in each Registration Statement and Prospectus, and to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Notes.

     2. The Underwriting Agreement has been duly authorized, executed and delivered by the Issuer.

     3. The Indenture has been duly authorized, executed and delivered by the Issuer and duly qualified under the Trust Indenture Act and, assuming that the Indenture has been duly authorized, executed and delivered by each of the Guarantors and that the Indenture is the valid and legally binding obligation of the Trustee, the Indenture constitutes a valid and legally binding obligation of the Issuer and each of the Guarantors enforceable against the Issuer and each of the Guarantors in accordance with its terms.

     4. The Notes have been duly authorized, executed and issued by the Issuer and, assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the Underwriting Agreement, will constitute valid and legally binding obligations of the Issuer enforceable against the Issuer in accordance with their terms and entitled to the benefits of the Indenture.

     5. Assuming the Guarantees have been duly authorized, executed and delivered by each of the Guarantors and, assuming due authentication of the Notes by the Trustee, upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantees will constitute valid and legally binding obligations of each of the Guarantors enforceable against each of the Guarantors in accordance with their terms and entitled to the benefits of the Indenture.

     6. No consent, approval, authorization, order, registration or qualification of or with any federal or New York governmental agency or body is required for the issue and sale of the Notes by the Issuer and the compliance by the Issuer with all of the provisions of the Underwriting Agreement and the Indenture, except for the registration under the Act of the Notes, and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Notes by the Underwriters.

     7. The issue and sale of the Notes by the Issuer, the execution, delivery and performance by the Issuer of the Underwriting Agreement and the execution and delivery of the Indenture by the Company will not breach or result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument identified on the annexed schedule furnished to us by the Company and which the Company has represented lists all material agreements and instruments to which the Company is bound or to which any of the property or assets of the Company is subject, nor will such action violate the Certification of Incorporation or By-laws of the Issuer or any federal or New York statute or the Delaware General Corporation Law or any rule or regulation that has been issued pursuant to any federal or New York statute or the Delaware General Corporation Law or any order known to such counsel issued pursuant to any federal or New York statute or the Delaware General Corporation Law by any court or governmental agency or body having jurisdiction over the Issuer or any of its subsidiaries or any of their properties.

     8. The statements made in the Prospectus under the captions “Description of the Debt Securities and Guarantees” and “Description of the Notes and Guarantees,” insofar as they purport to constitute summaries of certain terms of documents referred to therein, constitute accurate summaries of the terms of such documents in all material respects.

     9. The statements made in the Prospectus under the caption “Taxation — United States Federal Income Tax Considerations,” insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

     10. The Issuer is not an “investment company” within the meaning of and subject to regulation under the Investment Company Act of 1940, as amended.

     11. The Second Registration Statement has become effective under the Act and the Prospectus was filed on June  , 2005 pursuant to Rule 424(b) of the rules and regulations of the Commission under the Act and, to such counsel’s knowledge, no stop order suspending the effectiveness of the Second Registration Statement has been issued or proceeding for that purpose has been instituted or threatened by the Commission.

     12. To the best of such counsel’s knowledge, there are no pending or threatened legal proceedings against or affecting the Issuer which are required to be described in the Prospectus which are not described as required.

     Each of the Second Registration Statement, as of its effective date, and the Prospectus, as of its date, appeared, on its face, to be appropriately responsive, in all material respects, to the requirements of the Act and the applicable rules and regulations of the Commission thereunder, except that in each case such counsel need not express a view with respect to the financial statements or other financial or statistical data contained in, incorporated or deemed incorporated by reference in, or omitted from the Second Registration Statement or the Prospectus. Such counsel also has no reason to believe that the Second Registration Statement (including (x) the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and (y) the other documents incorporated by reference therein on file with the Commission on the date of filing of such Annual Report), as of the date of the filing of such Annual Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or that the Prospectus (including the documents incorporated therein), as of its date or as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that in each case such counsel need not express a belief with respect to the financial statements or other financial or statistical data contained in, incorporated or deemed incorporated by reference in, or omitted from the Second Registration Statement and the Prospectus.